

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

Via E-mail
Mr. Victor Grifols Roura
Chairman of the Board and Chief Executive Officer
Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain

> **Re:** **Grifols, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 5, 2013**
> **File No. 001-35193**

Dear Mr. Ruora:

We have reviewed your May 28, 2013 response to our May 14, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 18. Financial Statements
Notes to Consolidated Financial Statements

(2) Basis of Presentation
(b) Relevant accounting estimates, assumptions and judgments used when applying accounting principles, page F-9

1. Please refer to prior comment 4. Your existing footnote disclosure, as referenced in your response, does not appear to adequately quantify the key assumptions and other major sources of estimation uncertainty that have a significant risk of a material adjustment to the carrying amount of your assets and liabilities within the

next fiscal year, as stipulated in paragraph 129 of IAS 1. In this regard, although you indicate in your revised disclosure that you provide sensitivity analyses when considered appropriate, you do not appear to provide any such analyses. In addition you do not appear to explain any changes made to past assumptions concerning uncertainties that continue to remain unresolved. Please provide us this information as disclosure to be included in future filings or explain your basis for excluding it.

(n) Inventories, page F-31

2. Please refer to prior comment 5. Please explain to us why it is appropriate to capitalize into inventory your costs to warehouse plasma. In your response, please tell us your consideration of the guidance in paragraph 16(b) of IAS 2 regarding storage costs.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant